NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES VARIATION OF OFFER

FOR PROFOUND ENERGY INC. AND ACQUISITION OF SHARES

Calgary, Alberta – June 17, 2009 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") announced today that it has varied the terms of the offer described in the take-over bid circular and offer (the "Offer") originally mailed on April 24, 2009 by 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of PET, to shareholders of Profound Energy Inc. ("Profound").  The Offer has been varied by amending the minimum tender condition set out at subsection (a) of Section 4 of the Offer entitled, "Conditions of the Offer" from 66 2/3% of the Common Shares outstanding on a fully diluted basis to 50.1% of Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Profound special warrants held by PET (the "Special Warrants")), other than any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants.  The expiry time of the Offer will be 8:00 a.m. (Calgary time) on June 30, 2009.  A notice of variation and extension will be mailed to Profound shareholders.

In the event the conditions to the Offer, as varied, are satisfied at 8:00 a.m. (Calgary time) on June 30, 2009, PET intends to take up and pay that day for all deposited Common Shares.  To the extent that PET takes up and pays for Common Shares under the Offer on June 30, 2009 and Profound shareholders thereby become holders of record of PET trust units ("PET Trust Units") on June 30 2009, through electing to receive PET Trust Units and/or through proration under the Offer, such Profound shareholders will become eligible to receive the June distribution payable on July 15, 2009 on the PET Trust Units in the amount of $0.05 per PET Trust Unit.  Assuming that either all Profound shareholders tendered to the Cash Alternative under the Offer or all Profound shareholders tendered to the Unit Alternative under the Offer, and based on the maximum cash permitted, the Maximum Unit Consideration and Profound's in-the-money options, each Profound shareholder would be entitled to receive approximately $0.395 in cash and approximately 0.278 of a PET Trust Unit for each Common Share tendered.  This would result in depositing Profound shareholders receiving a distribution on their PET Trust Units for the month of June equivalent to approximately $0.0139 per Common Share.

The closing price of the PET Trust Units on Wednesday, June 17, 2009 was $4.80.  Based upon the assumed pro rationing of $0.395 in cash and approximately 0.278 of a PET Trust Unit for each Common Share tendered, the Offer represents an ascribed value of $1.73 per Common Share, a premium of approximately 166% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement of the Offer of $0.65 and a premium of approximately 180% over the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days immediately preceding the announcement of the Offer of $0.618.

PET also announces that it has today purchased on the TSX 294,000 common shares (the "Acquired Shares") of Profound. The highest price per share paid for the Acquired Shares was $1.75. During the currency of the Offer, PET has purchased on the TSX an aggregate of 1,854,900 Common Shares at an average price of $1.6451 per Common Share.  After giving effect to the purchase of the Acquired Shares, PET and its subsidiaries own 1,854,900 Common Shares and 9,224,310 Special Warrants, which represents 100% of the Special Warrants issued by Profound and approximately 23.9% of the Common Shares on a pro forma basis after giving effect to the conversion of the Special Warrants.  Each Special Warrant is convertible into one Common Share, subject to adjustment.  Conversion of the Special Warrants is automatic in certain events and otherwise at the option of PET.  The Special Warrants are redeemable by PET and Profound at their subscription price in certain circumstances.

The Common Shares purchased on the TSX were acquired for investment purposes.  PET intends to continue to purchase Common Shares through the facilities of the TSX. PET intends to make such purchases itself, or through one or more of its direct or indirect subsidiaries. PET will be filing a report (as contemplated by National Instrument 62-103 The Early Warning System and Related Takeover Bid and Insider Reporting Issues) in connection with the acquisition of the Acquired Shares as noted above in this release. To obtain a copy of such report, please contact Ms. Sue M. Showers at the number provided below.

As at the close of market today, approximately 58.3% of the outstanding Common Shares, including Common Shares issuable on exercise of outstanding stock options, had been tendered to the Offer or acquired by PET through market purchases as contemplated by the Offer. Common Shares tendered to the Offer to date, in combination with Common Shares currently owned by PET and its subsidiaries and Common Shares that would be owned by PET upon conversion of the Special Warrants represent approximately 66.45% of the Common Shares on a fully diluted basis.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities with respect to the Offer and Profound has filed a directors' circular with respect to the Offer, recommending that Profound shareholders tender their Common Shares to the Offer.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer is made for the securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the take-over bid circular and Offer, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the United States federal or state securities laws, as the Offeror, Paramount Energy Trust and the administrator of Paramount Energy Trust are located in Canada, and all of their officers and directors are residents of Canada.  U.S. shareholders may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

U.S. Shareholders should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable securities laws.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Kingsdale Shareholder Services Inc.

1-888-518-6554 (Toll Free)

Outside North America, Banks and Brokers Call Collect: 416-867-2272

(416) 867-2271 (FAX)

1-866-545-5580 (FAX – Toll Free)

- or –

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor